Exhibit No. EX-99.1

May be deemed a member of a group of members of James J. Kim's family and trusts established for the benefit of James J. Kim's children and grandchildren (the
"Group"), who may each exercise voting or investment power with respect to shares of the issuer's common stock in concert with other members of the Group.
The Group may be deemed to beneficially own more than 10% of the outstanding voting securities of the issuer.  The reporting person states that the filing of this Form 3 report shall not be deemed an admission that the reporting person is the beneficial owner of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.